Jim Kneale

President and

Chief Operating Officer

VIA FACSIMILE (202) 772-9204 AND FEDERAL EXPRESS

September 18, 2007

Ms. Ellie Quarles

Special Counsel

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.
Definitive 14A
Filed March 29, 2007
File No. 1-13643

Dear Ms. Quarles:

This letter is in response to your letter dated August 21, 2007, to ONEOK, Inc. (the “Company”). Our responses to your comments are set forth in the order presented in your letter.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation, performance units and restricted stock incentive units awarded to Mr. Kyle were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

RESPONSE:

Please refer to “Compensation Methodology” and “Components of Compensation – Annual Cash Compensation” and “Components of Compensation – Long-Term Incentive Compensation” at pages 28-31 of our 2006 proxy statement for our discussion of the Executive Compensation Committee’s policies and practices in determining the compensation of the named executive officers. As set forth in that discussion, differences in base salary, non-equity incentive plan compensation,

100 West Fifth Street • Tulsa, OK 74103-4298

P.O. Box 871 • Tulsa, OK 74102-0871

(918) 588-7912 • Fax (918) 588-7961

www.oneok.com

Ellie Quarles

September 18, 2007

performance units and restricted stock incentive units are attributable to the responsibility, experience and performance that each named executive officer, including Mr. Kyle (during 2006, our Chairman, President, and Chief Executive Officer), brings to their position and to differences in the competitive market data for each of the positions.

There are no differences in the Committee’s compensation policies and practices for determining the compensation awarded to individual named executive officers. All executive officers are subject to the same compensation policies. Differences in compensation are attributable to the application of our compensation policies to individual positions and the Committee’s practice of setting pay levels to reflect competitive market conditions on a position by position basis. In response to your comments, should the Committee adopt a policy or practice which provides for a material difference in the compensation for the named executive officers, we will disclose such policy or practice in future proxy statements.

2.	We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 a significant amount of Mr. Kyle’s equity holdings vested. To the extent material, discuss whether the executive compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

RESPONSE:

Please refer to “Compensation Methodology” and “Components of Compensation – Annual Cash Compensation” and “Components of Compensation – Long-Term Incentive Compensation” at pages 28-32 of our 2007 proxy statement for our discussion of how each element of our annual compensation fits into our overall compensation objectives. Annual base salary, short-term, non-equity incentive and long-term, equity incentive compensation elements for the named executive officers are each independently reviewed and set by the Executive Compensation Committee. The resulting total compensation is also reviewed and compared against the 50th percentile of the competitive market compensation data available to the Committee. Adjustments to any one or all of the various compensation elements may be made by the Committee to arrive at a competitive compensation level.

The vesting schedule applicable to all grants of long-term, equity-based compensation, including the earn-out schedule for performance units, is established by the Committee and communicated to recipients at the time of the grant. With respect to your reference to Mr. Kyle, the vesting of his long-term, equity-based holdings in 2006 was in accordance with the original vesting provisions of the underlying restricted stock incentive and performance units set by the Committee at the time of the original grant three years preceding the vesting date. While the amount of restricted stock

Ellie Quarles

September 18, 2007

incentive units and performance units held by the named executive officers differs for the reasons referenced in our response to Comment No. 1 above, the vesting provisions applicable to these equity grants are identical for each named executive officer.

In response to your comments, in future proxy statements we will disclose that the Executive Compensation Committee does not consider amounts realizable from prior compensation in setting the elements of compensation for a named executive officer, except, as disclosed in our 2007 proxy statement at page 32.

3.	Throughout this section, you indicate that you consider a named executive officer’s individual performance and contributions in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

Please refer to “Compensation Methodology” at pages 28-29 of our 2007 proxy statement for our discussion of the criteria, including individual performance and contribution, considered by the Executive Compensation Committee in structuring and implementing the elements of executive compensation.

Please also refer to “Components of Compensation – Annual Cash Compensation” at pages 30-31 of our 2007 proxy statement for our discussion of the individual performance criteria for named executive officers considered by the Executive Compensation Committee in making annual cash incentive awards. These individual performance criteria applicable to annual cash incentive awards are also considered by the Committee when making annual adjustments to salary and annual long-term, equity-based grants under the Company’s Equity Compensation Plan.

In response to your comment, in future proxy statements we will clarify that these individual performance criteria are taken into consideration by the Committee in structuring and implementing annual adjustments to base salary, annual awards of non-equity incentive compensation and grants of long-term, equity-based compensation.

Compensation Methodology, page 28

4.

Please provide further analysis about your policies for allocating between compensation based on long-term performance and currently paid out compensation. See Item 402(b)(2)(i) of Regulation S-K. Please explain whether you intend to balance compensation evenly between cash and stock compensation or what your goals are when you indicate that

Ellie Quarles

September 18, 2007

you seek to balance cash and stock compensation. Also discuss how you allocate among the different types of equity-related awards.

RESPONSE:

Please refer to “Compensation Methodology” and “Components of Compensation – Total Compensation” at pages 28-29 of our 2007 proxy statement for our discussion of the allocation of long-term performance and currently paid out compensation.

In response to your comments, in future proxy statements we will disclose that the Executive Compensation Committee does not consider currently paid out compensation (salary and annual cash incentives) when considering grants of long-term, equity-based incentive compensation under the Company’s Equity Compensation Plan, and that the Committee has not in the past and does not currently intend to “evenly” balance cash and equity-based compensation. Rather, the Committee strives for a total compensation package that is competitive.

In addition, in future proxy statements we will disclose that in considering the allocation of grants of performance units to restricted stock incentive units for named executive officers, the Committee’s practice is that the higher the named executive officer’s position and ability to impact the overall success of the Company, the higher the ratio of performance units to restricted stock incentive units should be.

5.	With respect to your benchmarking activities, to the extent you have benchmarked different elements of your compensation against Towers Perrin’s executive compensation database, please identify the companies whose data was reviewed. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation compared to each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the peer groups and executive compensation database and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

The Executive Compensation Committee does not review compensation survey data of any specific company included in the Towers Perrin executive compensation database. Rather, the Committee reviews the aggregate 25th, 50th and 75th percentile results of the survey data prepared and presented by Towers Perrin. As a result, we do not consider the identity of the component companies to be applicable under Item 402(b)(2)(xiv).

In response to your comments, in future proxy statements we will revise the disclosure to include actual percentiles for total compensation compared to each benchmarked

Ellie Quarles

September 18, 2007

element of compensation for 2006 and subsequent years included in the disclosure in substantially the following format:

The 25th, 50th and 75th percentile results of the Towers Perrin database regarding base salary and non-equity incentive compensation were reviewed by the Committee to assess the competitiveness of these elements of compensation for each named executive officer. A measurement of +/- 15% from the 50th percentile was used to establish target parameters for both base salary and non-equity incentive compensation. The 2006 base salary and non-equity incentive targets for the named executive officers were within the Committee’s established parameters with the exception of Mr. Maxwell. Mr. Maxwell’s salary and non-equity incentive target were set at levels above the targeted parameters based on the Committee’s determination that the Towers Perrin market data was not fully correlated to Mr. Maxwell’s responsibilities and duties and that internal equity warranted the higher salary and non-equity incentive target.

The 25th, 50th and 75th percentile results of the Towers Perrin database were reviewed by the Committee to assess the competitiveness of the Company’s annual long-term, equity-based incentive targets. A measurement of +/- 10% from the 50th percentile was used to establish target parameters for grants of long-term, equity-based compensation. The 2006 long-term, equity-based grants under our Equity Compensation Plan for each of the named executive officers was within the Committee’s established parameters with the exception of Messrs. Kyle and Maxwell. Mr. Kyle’s grants were set at a percentage above the targeted parameters in order to bring his total compensation in line with the 50th percentile of the market total compensation data. The grants to Mr. Maxwell were set at a percentage above the targeted parameters based on the Committee’s determination that the Towers Perrin market data was not fully correlated to Mr. Maxwell’s responsibilities and duties and that internal equity warranted the higher target incentive percentage.

Components of Compensation – Annual Cash Compensation, page 29

6.	The disclosure in this section is difficult to understand. Please revise the discussion of the awards to clarify how you use the individual performance multiplier and discuss further the interplay of the two financial metrics. Consider presenting this disclosure in a tabular format that is easier for investors to understand.

RESPONSE:

In response to your comments, in future proxy statements we will revise the disclosures regarding annual cash incentive awards to clarify our use of the individual performance multiplier and the interplay of the two financial metrics in substantially the following format:

Ellie Quarles

September 18, 2007

The Executive Compensation Committee determined that the corporate performance criteria under our annual officer incentive plan for 2006 should be based on the Company’s return on invested capital (“ROIC”) and the Company’s earnings per share (“EPS”), both exclusive of the cumulative effect of accounting changes. The target ROIC and corresponding threshold and maximum levels of ROIC, as well as the target EPS and corresponding threshold level set by the Committee were derived from senior management’s business plans and forecasts which take into account such factors as natural gas pricing, expected capital expenditures, service levels, competitive factors, anticipated growth within our service regions, and other factors.

The Committee determined that 50% of the performance measure should be based on ROIC. The Committee approved a threshold, target and maximum level of ROIC, and provided that no incentive amount would be paid based on this performance measure if the Company’s actual ROIC was below the threshold level set by the Committee. Further, the incentive payments based on ROIC could not exceed 150% of the target level set by the Committee, weighted at 50%.

The ROIC performance factor can be summarized as follows:

2006 Fiscal Year	Amounts						Weight	Maximum Percentage of Target Payable
	Threshold (0% of Target)		Target (100% of Target)		Maximum (300% of Target)
Return On Invested Capital(1)	xx.xx	%	xx.xx	%	xx.xx	%	50%	150.0%

(1)	Actual ROIC will result in a percentage of target (0% - 300%), which is weighted by 50%, yielding the percentage of target for this component (0% - 150%).

The remaining 50% of the performance measure under the Company’s annual officer incentive plan for 2006 was based on EPS, exclusive of both the cumulative effect of accounting changes and certain gains and losses on the sale and disposition of assets subsequent to the Company’s transactions with ONEOK Partners, L.P. in 2006. The Company’s actual EPS for 2006 was compared with threshold and target EPS levels set by the Committee. The incentive payment based on our EPS could not exceed 50% of the targeted payments, weighted at 50%.

Ellie Quarles

September 18, 2007

The EPS performance factor can be summarized as follows:

2006 Fiscal Year	Amounts				Weight	Maximum Percentage of Target Payable
	Threshold (0% of Target)		Target (100% of Target)
Earnings per Share(2)	$	x.xx	$	x.xx	50.0%	50.0%

(2)	Actual EPS will result in a percentage of target (0% - 100%), which is weighted by 50%, yielding the percentage of target for this component (0% - 50%).

If the maximum ROIC and the target EPS set by the Committee had been achieved or exceeded, then the named executive officer’s maximum incentive award could have been as high as 200%, before taking into account the individual performance factor. The individual performance factor can range from 0-125% as set by the Committee, taking into consideration management’s recommendation. The named executive officer’s maximum incentive award, after taking into account the individual performance factor, is 250% of the targeted payment.

Based upon the payment level of the plan, the annual awards under the 2006 officer incentive plan were allocated to the Company’s business units based upon the Committee’s assessment of business unit performance and its contributions to the Company’s overall performance. The assessment of business unit performance and contribution at the business unit level include the assessment by the Committee of the unit’s 2006 net income compared to the Company’s 2006 financial plan, the unit’s safety and environmental compliance, and other factors, taking into consideration management’s recommendation. Incentive awards would not have been payable under the 2006 annual officer incentive plan if the threshold levels of ROIC and EPS performance had not been achieved, regardless of business unit performance.

7.

The executive compensation committee has established operational goals (such as safety and environmental compliance goals) and financial goals (earnings per share and return on invested capital) for the annual officer incentive plan and financial goals (total shareholder return) for the long-term incentive plan. You have not disclosed these goals for 2006. See Item 402(b)(2)(v) of Regulation S-K. Further, you have not provided the operational and financial performance-related factors for 2007. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it

Ellie Quarles

September 18, 2007

will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE:

See our response to Comment No. 9 below for a discussion of the financial goals set for grants of performance units under our long-term incentive plan.

The Company has determined that the disclosure of the quantitative performance-related factors for the annual officer incentive plan would result in competitive harm to the Company. As detailed in our response to Comment No. 6 above, the financial performance goals are related to ROIC and EPS. The Executive Compensation Committee’s practice has been to set targets at a level such that there is a 90% likelihood of achieving the threshold performance level, there is a 50% likelihood of achieving the target level, and there is a 10% likelihood of achieving the maximum level.

The Company has been and continues to be engaged in substantial merger and acquisition activity. The Company considers the ROIC performance target to be information that a competitor for an acquisition could use against the Company in the bidding process. By knowing the Company’s targeted return levels, a competitor could more aggressively pursue an acquisition with the knowledge of the maximum bid that the Company could make and still achieve the Company’s targeted return. As a result, the Company would be at a competitive disadvantage, especially when bidding against companies with lower capital costs or private companies that are not required to make similar disclosures. Public disclosure of the Company’s target ROIC would limit the Company’s ability to grow through acquisitions and subject the Company to a significant competitive disadvantage with respect to one of the Company’s key strategies.

In addition, public disclosure of the Company’s targeted ROIC could also be used against the Company during negotiations to build capital projects serving the Company’s customers. The Company frequently negotiates with customers to build or extend pipelines or to expand existing infrastructure including negotiation of an acceptable rate of return as part of the overall project proposal. Providing the Company’s ROIC target would place the Company at a competitive disadvantage in these negotiations.

The Company would also suffer competitive harm if it discloses the EPS target. Analysts and investors focus on the Company’s EPS more than any other financial measure. The EPS target would be used by analysts and investors as an indication of the Company’s current year EPS expectations. The EPS target, while derived from senior management’s financial plan and forecasts, includes stretch goals that are established by the Executive Compensation Committee to ensure that the named executive officers provide maximum effort in order to achieve payout under the

Ellie Quarles

September 18, 2007

annual officer incentive plan. The EPS performance level established by the Committee for the purpose of the annual officer incentive plan is frequently above senior management’s forecast and the annual guidance that is provided to the public. In providing annual guidance to analysts and investors, the Company seeks to be transparent in its forecasts and expectations for annual EPS levels. Providing these higher compensation related EPS targets could create confusion and potentially an unrealistic expectation of the Company’s future performance. As stated above, the target level is set by the Committee such that there is only a 50% likelihood of achieving the target. The Company would suffer competitive harm in the capital markets in periods where the target is not met.

In response to your comment, in future proxy statements the Company will include additional disclosure regarding an estimate of how difficult or likely the Committee believes it will be for the named executive officers to achieve the applicable target levels which, for 2006, will include disclosure that the ROIC and EPS performance levels were set by the Committee such that there is a 90% likelihood that the threshold performance level would be met, a 50% likelihood that the target level would be met, and a 10% likelihood that the maximum level would be met.

8.	Clarify whether the board or executive compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE:

The Executive Compensation Committee did not exercise its discretion to award compensation absent the attainment of the relevant performance goals or to reduce the size of any award or payout.

In response to your comment, if the Committee does exercise such discretion in the future, we will disclose such exercise of discretion in future proxy statements.

Grants under the LTI Plan, page 32

9.	Please disclose how you determine the amount of performance unit awards that will vest based on performance against your peers. See Item 402(b)(1)(v) of Regulation S-K. Please disclose the manner in which you calculate total shareholder return, the required ranking among peers for grants to vest and the award levels at various rankings.

RESPONSE:

In response to your comment, in future proxy statements we will make disclosure related to the vesting of performance units granted under our Equity Compensation

Ellie Quarles

September 18, 2007

Plan which, for performance units granted in 2006, will include substantially the following information:

The number of performance units which vest for a named executive officer is based on total shareholder return (“TSR”) which is calculated based on the appreciation of $100 invested in the Company’s common stock compared to the referenced companies over the three year performance period. Total shareholder return includes both the change in market price of the stock and the value of dividends paid and reinvested in the stock during the three year performance period. Each named executive officer earns a percentage of the number of performance units granted at the expiration of the three year performance period, as provided in the table below, based upon the Company’s ranking for total shareholder return in the referenced peer group.

Performance Units Vesting Criteria

2006-2009 Performance Period

ONEOK TSR Ranking vs. ONEOK Peer Group	Percentage of Performance Units Earned

90th percentile and above	200%
75th – 89th percentile	150%
50th – 74th percentile	100%
30th – 49th percentile	50%
29th percentile and below	0%

Change in Control, page 34

10.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

RESPONSE:

In response to your comments, in future proxy statements we will make disclosure related to the Executive Compensation Committee’s determination of the appropriate benefit levels under termination agreements with our named executive officers which will include substantially the following information:

Ellie Quarles

September 18, 2007

To determine the levels of benefits to be paid to the named executive officers under the termination agreements in the event of termination following a change in control, the Executive Compensation Committee consulted with an independent executive compensation advisor to determine competitive practices in our industry with respect to change in control arrangements. The Committee determined that the levels of benefits, including the payment of various multiples of salary and short-term cash incentive compensation, accomplished our objective of providing competitive benefits and that these benefits are consistent with the general practice among our peers.

Nonqualified Deferred Compensation in Fiscal Year 2006, page 45

11.	You provide disclosure relating to earnings based upon the five-year Treasury bond fund and various investment options. Please consider including the disclosure in Item 402(i)(3)(ii) of Regulation S-K.

RESPONSE:

In our response to your comment, in future proxy statements we will provide disclosure related to the calculation of interest or other plan earnings which will include substantially the following information:

Our Deferred Compensation Plan provides that short-term deferral accounts are credited with an investment return based on the five-year Treasury Bond Rate as of the first day of January of each year which, for 2006, was 4.01%. Long-term investment accounts are credited with the actual investment return based on the amount of gains, losses and earnings for each of the investment options selected by the participant. For the year ended December 31, 2006, the investment return for the investment options for long-term investment accounts were as follows:

Fund Name	Investment Return For The Year Ended December 31, 2006

American Performance U.S. Treasury Fund	4.33%
PIMCO Total Return Fund	3.99%
Fidelity Balanced Fund	11.65%
Vanguard Institutional Index	15.78%
Vanguard PRIMECAP Fund (Adm)	12.49%
Growth Fund of America (R5)	11.24%
American Beacon Large Cap Value	19.01%
Laudus Rosenburg US Discovery Fund	13.24%
Fidelity Advisor Diversified International Fund (I)	16.96%
ONEOK, Inc. Common Stock	67.95%

Ellie Quarles

September 18, 2007

* * * * * * * * * * * * * * * *

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or additional comments or need additional information relating to the foregoing comments, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments set forth in your letter and that no further action on our part is required.

Sincerely,

/s/ James C. Kneale

James C. Kneale

President and Chief Operating Officer